Exhibit 99.1

SU Group Investment Completes Acquisition of KM Safety Solution Company; Expands
Safety Solutions and Adds Intelligent Emergency Lighting Products

HONG KONG, October 2, 2026 – SU Group Holdings Limited (Nasdaq: SUGP) (the “Company” or “SU Group”) today announced that SU Group Investment Limited, a wholly owned subsidiary of the Company, the purchaser, has completed the previously announced acquisition of 100% of the equity interests in KM Safety Solution Company Limited (“KM”) from Lead New Limited, the seller, pursuant to the sale and purchase agreement announced on September 15, 2026 (the “Acquisition”).

The aggregate consideration for the all-cash acquisition was HK$5,616,000 (approximately US$721,000, based on an exchange rate of HK$7.78 to US$1.00).

SU Group’s Chairman and CEO, Dave Chan, commented, “KM adds safety solutions and consultancy services, along with rights to market, sell and distribute intelligent emergency lighting control products in Hong Kong. This gives us a powerful extension to our security engineering business, a new revenue catalyst and even more ways to serve customers. We see an attractive opportunity to bring these enhanced capabilities together in more complete safety and security solutions.”

KM provides safety solutions and related consultancy services. KM also holds rights to market, sell and distribute intelligent emergency lighting control products in Hong Kong pursuant to a distribution agreement with a third party that commenced on July 22, 2026 and has a term of 24 months.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this press release within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including statements concerning the Company’s expectations regarding the potential benefits of the Acquisition and the integration of KM’s business, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this press release and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors and other risks and uncertainties set forth in the Company’s reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners

David Pasquale

Phone: +1 914-337-8801

Email: SUGP@globalirpartners.com